UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  20 September, 2010

ALLIED IRISH BANKS, public limited company

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	20th September 2010

AIB to sell its shareholding in Goodbody Holdings Limited

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today announces that it has signed an agreement to sell its entire  shareholding in Goodbody Holdings Limited and associated companies, including  Goodbody Stockbrokers ("the Group"), to Fexco Holdings Limited ("Fexco") for a cash consideration of  approximately €24m.  This is subject to a net asset adjustment for the period up to completion.  If the Group is sold for cash within the three  year period following completion for a price in excess of that paid by Fexco or if certain assets of the Group are realised for cash within a similar period, additional consideration, subject to a cap, may be  payable.

Completion of the transaction is conditional upon obtaining certain regulatory approvals. The positive impact on AIB Group's capital position as a result of the transaction is not material.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.
(Registrant)

Date  20 September, 2010

By: ___________________
Maelíosa óHógartaigh
           Acting Chief Financial Officer
  Allied Irish Banks, p.l.c.